Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Rogers Communications Inc. (Company) held on April 26, 2023.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 13 individuals as directors of the Company until the next annual general meeting were passed with the following results:

Jack L. Cockwell Shares Voted For: Withheld:	108,888,769 14,366	Michael J. Cooper Shares Voted For: Withheld:	108,890,993 12,142

Ivan Fecan Shares Voted For: Withheld:	108,888,912 14,223	Robert J. Gemmell Shares Voted For: Withheld:	108,891,771 11,364

Jan L. Innes Shares Voted For: Withheld:	108,887,885 15,250	John (Jake) C. Kerr Shares Voted For: Withheld:	108,890,542 12,593

Dr. Mohamed Lachemi Shares Voted For: Withheld:	108,895,239 7,896	Philip B. Lind Shares Voted For: Withheld:	108,890,570 12,565

David A. Robinson Shares Voted For: Withheld:	108,885,189 17,946	Edward S. Rogers Shares Voted For: Withheld:	108,890,022 13,113

Martha L. Rogers Shares Voted For: Withheld:	108,513,974 389,161	Melinda M. Rogers-Hixon Shares Voted For: Withheld:	108,514,147 388,988

Tony Staffieri Shares Voted For: Withheld:	108,894,162 8,973

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Company until the Company’s next annual general meeting of shareholders was approved for the ensuing year with 108,940,015 shares voted in favour of their appointment and 4,234 withheld.

For additional information, please see the Company’s management information circular dated March 9, 2023, a copy of which is available on SEDAR at www.sedar.com.

Toronto, Ontario April 26, 2023

ROGERS COMMUNICATIONS INC.

Per:	“Marisa Wyse”
Marisa Wyse
Chief Legal & Regulatory Officer and
Corporate Secretary